Exhibit 99.2


GERDAU S.A.
Condensed consolidated
interim financial information
at June 30, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Gerdau S.A.

We have reviewed the accompanying condensed consolidated balance sheets of Gerdau S.A. and its subsidiaries (the "Company") as of June 30, 2004 and 2003, and the related condensed consolidated statements of income, of comprehensive income and of cash flows for each of the three-month and six-month periods ended June 30, 2004 and 2003 and the related condensed consolidated statement of changes in shareholders' equity for the six-month periods ended June 30, 2004 and 2003. This interim financial information is the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2003, and the related consolidated statements of income and of cash flows for the year then ended (not presented herein), and in our report dated February 20, 2004 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2003, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.


PricewaterhouseCoopers                                      Porto Alegre, Brazil
Auditores Independentes                                     August 2, 2004

                                   GERDAU S.A.
                  CONDENSED CONSOLIDATED BALANCE SHEETS
             (in thousands of U.S. Dollars, except number of shares)
-------------------------------------------------------------------------------

                                     ASSETS

                                                                     June 30, (Unaudited)
                                                                  ------------------------     December 31,
                                                         Note        2004           2003           2003
                                                         ----    ----------     ----------     -------------
Current assets
     Cash and cash equivalents                                      155,053        102,888         92,504
     Restricted cash                                                  3,027             --          1,935
     Short-term investments                                         310,702        303,818        236,137
     Trade accounts receivable, net                                 694,224        463,304        465,857
     Inventories                                           3        905,347        814,767        797,961
     Unrealized gains on derivatives                       9             89         16,843          9,599
     Deferred income taxes                                           40,534         41,502         49,451
     Tax credits                                                     47,088         28,010         37,953
     Prepaid expenses                                                20,621          8,539         21,859
     Other                                                           51,826         57,247         46,576
                                                                  ---------      ---------      ---------
                  Total current assets                            2,228,511      1,836,918      1,759,832

Non-current assets
     Property, plant and equipment, net                    4      2,304,203      2,440,136      2,304,158
     Deferred income taxes                                          228,125        135,881        231,306
     Judicial deposits                                     6         95,350         38,114         66,121
     Unrealized gains on derivatives                       9            138            303             86
     Equity investments                                             172,690        135,657        153,555
     Investments at cost                                              6,348          7,457         23,854
     Goodwill                                                       130,931        119,085        119,531
     Prepaid pension cost                                            42,106         32,236         35,253
     Other                                                           89,462         74,539         77,138
                                                                  ---------      ---------      ---------
                  Total assets                                    5,297,864      4,820,326      4,770,834
                                                                  =========      =========      =========


                                   GERDAU S.A.
                  CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
             (in thousands of U.S. Dollars, except number of shares)
-------------------------------------------------------------------------------

                                   LIABILITIES
                                                                         JUNE 30, (UNAUDITED)
                                                                                                    DECEMBER 31,
                                                             NOTE        2004           2003            2003
Current liabilities
     Short-term debt                                           5         450,617        719,925        479,586
     Current portion of long-term debt                         5         263,814        375,803        318,910
     Trade accounts payable                                              464,468        330,028        372,518
     Income taxes payable                                                 71,706         25,006         27,790
     Unrealized losses on derivatives                          9           3,945         34,273         29,582
     Deferred income taxes                                                13,177          9,482          7,286
     Payroll and related liabilities                                      59,637         56,610         54,478
     Dividends and interest on equity payable                             62,929         15,465         53,202
     Taxes payable, other than income taxes                               40,190         20,524         26,482
     Other                                                                75,182         63,893         89,328
                                                                       ---------      ---------      ---------
                  Total current liabilities                            1,505,665      1,651,009      1,459,162

Non-current liabilities
     Long-term debt, less current portion                      5       1,230,588        957,911      1,132,429
     Debentures                                                5         152,320        261,577        155,420
     Deferred income taxes                                               129,349         71,299         72,125
     Accrued pension and other post-retirement benefits                  103,252        111,980        108,679
     obligation
     Provision for contingencies                               6         137,133         96,316        102,060
     Unrealized losses on derivatives                          9           1,695          8,445         11,356
     Other                                                                74,091         38,514         61,543
                                                                       ---------      ---------      ---------
                  Total non-current liabilities                        1,828,428      1,546,042      1,643,612

                                                                       ---------      ---------      ---------
                  Total liabilities                                    3,334,093      3,197,051      3,102,774

Minority interest                                                        333,163        386,553        264,997

COMMITMENTS AND CONTINGENCIES                                  6

SHAREHOLDERS' EQUITY                                           7

Preferred shares -  no par value
193,771,574 shares issued at June 30, 2004 and 2003 and
     December 31, 2003, after giving, at June 30, 2003
     and December 31, 2003. retroactive effect to the
     stock bonus approved on April 29, 2004 (Note 7.1)                 1,016,846        653,344        653,344
Common shares - no par value
102,936,448 shares issued at June 30, 2004 and 2003 and
     December 31, 2003, after giving, at June 30, 2003 and
     December 31, 2003, retroactive effect to the
     stock bonus approved on April 29. 2004 (Note 7.1)                   522,358        329,257        329,257
Additional paid-in capital                                                 3,144          3,196          3,271
Treasury stock - 1,573,200 and 690,000 preferred shares
     at June 30, 2004 and December 31, 2003, respectively,
     after giving, at December 31,2003, retroactive effect
     to the stock bonus approved on April 29. 2004 (Note 7.1)            (15,256)            --         (5,920)
Legal reserve                                                             59,350         44,418         63,834
Retained earnings                                                        922,896        999,847      1,161,527
Cumulative other comprehensive loss
- Foreign currency translation adjustment                               (867,211)      (774,549)      (790,731)
- Additional minimum pension liability                                   (11,519)       (16,309)       (11,519)
- Unrealized loss on cash flow hedge                                          --         (2,482)            --
                                                                       ---------      ---------      ---------
                  Total shareholders equity                            1,630,608      1,236,722      1,403,063

                                                                       ---------      ---------      ---------
                  Total liabilities and shareholders' equity           5,297,864      4,820,326      4,770,834
                                                                       =========      =========      =========

     The accompanying notes are in integral part of this condensed consolidated interim financial information.

                                   GERDAU S.A.
               CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME
    (in thousands of U.S. Dollars, except number of shares per share amounts)
-------------------------------------------------------------------------------

                                                                 Three-month Period      Six-month Period Ended
                                                                   Ended June 30,         June 30, (Unaudited)
                                                     Note           (Unaudited)
                                                     ----        2004         2003         2004          2003
                                                              ----------  ----------    ---------   -----------
Sales                                                         1,880,942    1,250,900    3,461,969    2,309,286
     Less: Federal and state excise taxes                      (174,567)    (102,943)    (317,413)    (189,643)
     Less: Discounts                                            (14,071)     (18,649)     (36,911)     (43,567)
                                                              ----------  ----------    ---------   -----------

Net sales                                                     1,692,304    1,129,308    3,107,645    2,076,076
     Cost of sales                                           (1,106,682)   (851,396)   (2,187,798)  (1,581,179)
                                                              ----------  ----------    ---------   -----------

Gross profit                                                    585,622      277,912      919,847      494,897
     Sales and marketing expenses                               (37,600)     (38,505)     (70,436)     (65,447)
     General and administrative expenses                        (77,758)     (51,899)    (149,292)     (97,661)
                                                              ----------  ----------    ---------   -----------

Operating income                                                470,264      187,508      700,119      331,789
     Financial expenses                                         (53,925)     (86,310)     (89,924)    (127,244)
     Financial income                                            15,985       12,472       19,454       37,938
     Foreign exchange gains and losses, net                     (70,010)      47,245      (78,567)     187,674
     Gains and losses on derivatives, net                        55,349      (29,434)      37,733     (162,603)
     Equity in earnings of unconsolidated                        35,844        2,441       47,468        9,257
     companies, net
     Other operating expenses, net                               (1,752)     (11,455)        (564)     (10,034)
                                                              ----------  ----------    ---------   -----------
Income before taxes on income and minority interest             451,755      122,467      635,719      266,777

Provision for taxes on income                         11
     Current                                                    (71,184)     (26,225)    (109,333)     (52,107)
     Deferred                                                   (46,865)      65,692      (58,552)      71,186
                                                              ----------  ----------    ---------   -----------
                                                               (118,049)      39,467     (167,885)      19,079
                                                              ----------  ----------    ---------   -----------
Income before minority interest                                 333,706      161,934      467,834      285,856

Minority interest                                               (46,359)     (22,950)     (60,508)     (34,902)
                                                              ----------  ----------    ---------   ----------

Net income                                                      287,347      138,984      407,326      250,954
                                                              ==========  ==========    =========   ===========

PER SHARE DATA (IN US$)                                8
-----------------------
Basic earnings per share
     Preferred                                                     0.97         0.47         1.38         0.85
     Common                                                        0.97         0.47         1.38         0.85

Diluted earnings per share
     Preferred                                                     0.97         0.47         1.38         0.85
     Common                                                        0.97         0.47         1.38         0.85

Number of weighted-average common shares outstanding
     after giving retroactive effect to stock bonus
     (Note 7.1) - Basic and diluted                         102,936,448  102,936,448  102,936,448  102,936,448
                                                              ==========  ==========    =========   ===========

Number of weighted preferred shares outstanding
     after giving retroactive effect to stock
     bonus (Note 7.1) - Basic                               192,198,374  193,771,574  192,373,488  193,771,574
                                                              ==========  ==========    =========   ===========

Number of weighted-average preferred shares
     outstanding after giving retroactive effect
     to stock bonus (Note 7.1) - Diluted                    193,018,070  193,816,990  193,195,272  193,816,990
                                                              ==========  ==========    =========   ===========


     The accompanying notes are an integral part of this condensed consolidated interim financial information.


                                       F-4

                                                                 Three-month Period      Six-month Period Ended
                                                                   Ended June 30,         June 30, (Unaudited)
                                                                    (Unaudited)
                                                                 2004         2003         2004          2003
                                                              ----------  ----------    ---------   -----------

NET INCOME AS  REPORTED  IN THE  CONSOLIDATED  STATEMENT  OF    287,347      138,984      407,326      250,954
INCOME
Foreign currency translation adjustments                        (68,222)     124,123      (76,480)     160,584
Unrealized loss on cash flow hedge, net of taxes                     --         (133)          --         (172)
                                                              ==========  ==========    =========   ===========
COMPREHENSIVE INCOME FOR THE PERIOD                             219,125      262,974      330,846      411,366
                                                              ==========  ==========    =========   ===========

                                   GERDAU S.A.
             CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN
                        SHAREHOLDER'S EQUITY (Unaudited)
         (in thousands of U.S. Dollars, except share and per share data)

-------------------------------------------------------------------------------

                                                                                                      Cumulative
                                                       Additional                                        Other
                                Preferred  Common      Paid-in    Treasury    Legal       Retained   Comprehensive
                         Note    Shares      Shares     Capital     Stock      Reserve    Earnings       Loss         Total
                         ----   ---------  ---------   ---------- ---------   ---------   --------   --------------  --------

BALANCES  AS OF JANUARY           562,801    281,158       2,086         --      36,105     936,612   (953,752)       865,010
10, 2003
Net income                             --         --          --         --          --     250,954         --        250,954
Capitalization of                  90,543     48,099          --         --          --    (138,642)        --             --
reserves
Foreign currency                       --         --          --         --          --          --    160,584        160,584
translation adjustment
Appropriation of                       --         --       1,080         --       8,313      (9,393)                       --
reserves
Unrealized loss on                     --         --          --         --          --          --       (172)          (172)
cash flow hedge, net
of tax
Stock option plan                      --         --          30         --          --          --         --             30
expense recognized
during the period
Dividends (interest on      7.2        --         --          --         --          --     (39,684)        --        (39,684)
equity) - $0.13 per
Common share and
Preferred share (*)
                                ---------  ---------   ---------- ---------   ---------   --------   --------------  --------

BALANCES   AS  OF  JUNE           653,344    329,257       3,196         --      44,418     999,847   (793,340)     1,236,722
30, 2003
                                =========  =========   ========== ==========  =========   =========  ==============  ========
BALANCES  AS OF JANUARY           653,344    329,257       3,271     (5,920)     63,834   1,161,527   (802,250)     1,403,063
1, 2004
Net income                             --         --          --         --          --     407,326         --        407,326
Capitalization of                 363,502    193,101                                       (556,603)        --             --
reserves
Appropriation of                                            (222)        --      (4,484)      4,706                        --
reserves
Purchase of treasury                   --         --          --     (9,336)         --          --         --         (9,336)
preferred shares
Foreign currency                       --         --          --         --          --          --    (76,480)       (76,480)
translation adjustment
Dividends (interest on   7.2           --         --          --         --          --     (94,060)        --        (94,060)
equity) - $0.32 per
Common share and per
Preferred share
Stock option plan                      --         --          95         --          --          --         --             95
expense recognized
during the period
                                ---------  ---------   ---------- ---------   ---------   --------   --------------  --------
BALANCES   AS  OF  JUNE         1,016,846    522,358       3,144    (15,256)     59,350     922,896   (878,730)     1,630,608
30, 2004
                                =========  =========   ========== ==========  =========   =========  ==============  ========


(*) After giving retroactive effect to the stock bonus approved on April 29, 2004 described in Note 7.1. Preferred treasury stock for the six-month period ended June 30, 2004 are not considering outstanding.


     The accompanying notes are in integral part of this condensed consolidated interim financial information.

                                   GERDAU S.A.
             CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. Dollars)
-------------------------------------------------------------------------------

                                                                 Three-month Period      Six-month Period Ended
                                                                   Ended June 30,         June 30, (Unaudited)
                                                                    (Unaudited)
                                                             -------------------------   -----------------------
                                                                 2004         2003         2004          2003
                                                             ------------  -----------  -----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                   287,347      138,984      407,326      250,954
Adjustments to reconcile net income to cash flows
   from operating activities:
     Depreciation and amortization                               71,393       50,472      132,402       96,778
     Equity in earnings on unconsolidated companies, net        (35,844)      (2,441)     (47,468)      (9,257)
     Foreign exchange (gain) loss                                70,010      (47,245)      78,567     (187,674)
     Losses (gains) on derivative instruments                   (55,349)      29,434      (37,733)     162,603
     Minority interest                                           46,359       22,950       60,508       34,902
     Deferred income taxes                                       46,865      (65,692)      58,552      (71,186)
     Loss on dispositions of property, plant and equipment        1,503        1,435        3,077        2,449
     Provision for doubtful accounts                              1,567        1,205        2,219        1,904
     Provision for contingencies                                  7,679         (294)      18,362        1,485
     Other                                                        7,761        8,393        7,761        5,544

CHANGES IN ASSETS AND LIABILITIES:
   Decrease (increase) in accounts receivable                  (154,714)      10,110     (251,267)     (61,794)
   Increase in inventories                                      (65,794)     (29,449)    (137,219)     (81,612)
   Increase (decrease) in accounts payable and accrued          (27,858)     (33,331)      89,045       21,608
   liabilities
   Decrease (increase) in other assets                          (27,979)       2,323      (17,288)      (5,392)
   Increase (decrease) in other liabilities                     112,539       (2,573)      81,634       (2,754)
                                                             ------------  -----------  -----------  ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                       285,485       84,281      448,478      158,558
                                                             ------------  -----------  -----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES
   Additions to property, plant and equipment                   (85,814)     (70,246)    (151,084)    (146,164)
   Proceeds from sales of property, plant and equipment              --           --            -        1,090
   Payment of installments for acquisition of Margusa            (4,450)          --      (12,454)          --
   Payment for acquisition of Potter Form & Tie Co                   --           --      (11,128)
   Payment for acquisition of interest in Dona Francisca             --           --           --       (5,725)
   Energetica S.A.
   Cash balance of acquired company                                  --           --          270           --
   Purchases of short-term investments                         (251,745)    (232,854)    (294,999)    (445,317)
   Proceeds from maturities and sales of short-term             188,936      242,705      240,107      536,043
   investments
   Others                                                       (11,946)        (814)     (10,147)         767
                                                             ------------  -----------  -----------  ----------
NET CASH USED IN INVESTING ACTIVITIES                          (165,019)     (61,209)    (239,435)     (59,306)
                                                             ------------  -----------  -----------  ----------

                                   GERDAU S.A.
             CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. Dollars)
-------------------------------------------------------------------------------


                                                                 Three-month Period      Six-month Period Ended
                                                                   Ended June 30,         June 30, (Unaudited)
                                                                    (Unaudited)
                                                             -------------------------  -----------------------
                                                                 2004         2003         2004          2003
                                                             ------------  -----------  -----------  ----------
Cash flows from financing activities
Cash dividends (interest on equity) paid                        (33,334)     (25,285)     (93,240)     (79,524)
Purchase of treasury shares                                          --           --       (9,336)          --
Decrease (increase) in restricted cash                             (718)      15,642       (1,092)      16,418
Debt issuance, short term                                       137,258      401,493      181,848      636,674
Debt issuance, long term                                        190,762      550,398      298,098      600,497
Repayment of debt, short term                                  (167,934)    (463,137)    (242,567)    (686,723)
Repayment of debt, long term                                   (265,216)    (481,738)    (299,075)    (522,648)
Net related party debt loans and repayments                       2,066       (1,488)       1,492       (3,365)
Other                                                                --          (35)          --          (35)
                                                             ------------  -----------  -----------  ----------
NET CASH USED IN FINANCING ACTIVITIES                          (137,116)      (4,150)    (163,872)     (38,706)
                                                             ------------  -----------  -----------  ----------

Effect of exchange rate changes on cash                           9,767        4,275        6,072        1,885

Increase (decrease) in cash and cash equivalents                              23,197       51,243       62,431
Cash and cash equivalents at beginning of period                161,936       79,691       92,504       40,457
Cash of Dona Francisca Energetica S.A.
   as of January 10, 2004 (Note 2.5)                                 --           --       11,306           --
                                                             ------------  -----------  -----------  ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                      155,053      102,888      155,053      102,888
                                                             ============ ===========  ===========  ==========

     The accompanying notes are in integral part of this condensed consolidated interim financial information.

                                   GERDAU S.A.
                     NOTES TO CONDENSED CONSOLIDATED INTERIM
                       FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
-------------------------------------------------------------------------------

1        OPERATIONS

Gerdau S.A. is a sociedade anonima incorporated as a limited liability company under the laws of the Federative Republic of Brazil. The principal business of Gerdau S.A. ("Gerdau") in Brazil and of its subsidiaries in Canada, Chile, the United States and Uruguay and its affiliates in Argentina (collectively the "Company") comprise the production of crude steel and related long rolled products, drawn products and long specialty products. The Company produces steel based on the mini-mill concept, whereby steel is produced in electric arc furnaces from scrap and pig iron acquired mainly in the region where each mill operates. Gerdau also operates plants which produce steel from iron ore in blast furnaces and through the direct reduction process.

The Company manufacture steel products for use by civil construction, manufacturing, agribusiness as well as specialty steel products. The markets where the Company operates are located in Brazil, the United States, Canada and Chile and, to a lesser extent, in Argentina and Uruguay.


2  BASIS OF PRESENTATION

2.1  STATUTORY RECORDS

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), which differ in certain aspects from the accounting practices adopted in Brazil ("Brazilian GAAP") applied by the Company in the preparation of its statutory financial statements and for other legal and regulatory purposes. The consolidated financial statements for statutory purposes are prepared in Brazilian reais.

The condensed consolidated financial information for the six-month periods ended June 30, 2004 and 2003 is unaudited. However, in the opinion of management, this financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for the six-month period ended June 30, 2004 are not necessarily indicative of the results to be expected for the entire year.

This condensed financial information has been prepared on substantially the same basis as the consolidated financial statements as of and for the year ended December 31, 2003 and should be read in conjunction therewith.

However, as mentioned in Note 2.5, as a result of the application effective January 1(0), 2004 of Interpretation N(0) 46 (FIN 46-R) "Consolidation of Variable Interest Entities - An interpretation of ARB N(0) 51 (revised December
2003)" issued by the Financial Accounting Standards Board (FASB) as from January 1(0), 2004 the investment in Dona Francisca Energetica S.A. is being consolidated.

2.2  CURRENCY REMEASUREMENT

The Company has selected the United States dollar as its reporting currency. The U.S. dollar amounts have been translated or remeasured, as appropriate, following the criteria established in SFAS No. 52, "Foreign Currency Translation" from the financial statements expressed in the local currency of the countries where Gerdau and each subsidiary operates.

The Company's main operations are located in Brazil, the United States, Canada and Chile. The local currency is the functional currency for those operations. These financial statements, except for those of the subsidiaries located in the United States which already prepare their financial statements in United States dollars, are translated from the functional currency into the US dollar. Assets and liabilities are translated at the exchange rate in effect at the end of each period. Average exchange rates are used for the translation of revenues,

                                   GERDAU S.A.
                     NOTES TO CONDENSED CONSOLIDATED INTERIM
                       FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
-------------------------------------------------------------------------------

expenses, gains and losses in the statement of income. Capital contributions, treasury stock transactions and dividends are translated using the exchange rate as of the date of the transaction. Translation gains and losses resulting from the translation methodology described above are recorded directly in "Cumulative other comprehensive loss" within shareholders' equity. Gains and losses on foreign currency denominated transactions are included in the consolidated statement of income.

2.3  CONTROLLING SHAREHOLDER

As of June 30, 2004, the Company's parent, Metalurgica Gerdau S.A. ("MG", collectively with its subsidiaries and affiliates, the "Conglomerate") owned 48.22% (December 31, 2003 - 48.22%; June 30, 2003 - 44.86%); of the total capital of the Company. MG's share ownership consisted of 85.71% (for all periods presented) of the Company's voting common shares and 28.30% (December 31, 2003 - 28.31%; June 30, 2003 - 28.47%) of its non-voting preferred shares.

2.4  STOCK BASED COMPENSATION PLANS

Gerdau Ameristeel Corp ("Gerdau Ameristeel") and subsidiaries and, as from April 30, 2003, Gerdau S.A. maintain stock based compensation plans. The Company accounts for the stock-based compensation plans under Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees" and related interpretations. SFAS No. 123 "Accounting for Stock-Based Compensation" as amended by SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure" allows companies to continue following the accounting guidance of APB 25 but requires pro forma disclosures of net income and earnings per share for the effects on compensation had the accounting criteria of SFAS No. 123 been adopted. The following table illustrates the effects on net income and on earnings per share if the fair value method had been applied.


                                                                 Three-month Period      Six-month Period Ended
                                                                   Ended June 30,         June 30, (Unaudited)
                                                                    (Unaudited)
                                                               ----------------------   -----------------------
                                                                 2004         2003         2004          2003
                                                               ----------  ----------   -----------  ----------
Net income as reported                                          287,347      138,984      407,326      250,954
Reversal of stock-based compensation cost included in the            49           30           95           30
   determination of net income as reported

Stock-based compensation cost following the fair value method      (283)        (211)        (485)        (335)
                                                               ----------  ----------   -----------  ----------
Pro-forma net income                                            287,113      138,803      406,936      250,649
                                                               ==========  ==========   ===========  ==========

Earnings per share - basic

Common - As reported and pro-forma                                 0.97         0.47         1.38         0.85
Preferred - As reported and pro-forma                              0.97         0.47         1.38         0.85

Earnings per share - diluted
Common
As reported                                                        0.97         0.47         1.38         0.85
Pro-forma                                                          0.97         0.47         1.37         0.84

Preferred
As reported                                                        0.97         0.47         1.38         0.85
Pro-forma                                                          0.97         0.47         1.37         0.84


                                   GERDAU S.A.
                     NOTES TO CONDENSED CONSOLIDATED INTERIM
                       FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
-------------------------------------------------------------------------------

The following assumptions were used to estimate the compensation following the fair value method for compensation in stock of Gerdau and of Gerdau Ameristeel Corp., as appropriate.

                                                                       Gerdau
                                                        Gerdau     Ameristeel
                                                          S.A.           Corp
                                                  -------------  -------------

Expected dividend yield:                                    7%             0%
Expected stock price volatility:                           43%            55%
Risk-free rate of return:                                   8%             4%
Expected period until exercise:                      3.8 years        5 years

2.5      RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities", an interpretation of ARB No. 51". In December of 2003, the FASB issued a revised version of FIN 46, FIN 46-R. The primary objectives of FIN 46-R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or VIEs) and how to determine when and which entity should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46-R requires that the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures regarding the nature, purpose, size and activities of the VIE and the enterprise's maximum exposure to loss as a result of its involvement with the VIE.

The Company adopted FIN 46-R as of January 1, 2004.

The company has a 51.82% interest in Dona Francisca Energetica S.A. ("Dona Francisca") a non public corporation which has as business purposes: (a) build and own a hydroelectric power plant, Usina Hidroeletrica Dona Francisca, (b) operate such plant, (c) provide technical assistance services in its area of specialty, and (d) participate in other companies if related to the construction and operation of the plant or as a temporary financial investment.

In accordance with an agreement between the shareholders of Dona Francisca, the principal operational and financial decisions including the selection of members of the Administrative Counsel, requires the approval of at least 65% of voting shares. In accordance with Emerging Issues Task Force (EITF) No. 96-16 "Investor's Accounting for a Investee When the Investor Has a Majority of the Voting Interest but Minority Shareholder or Shareholders Have Certain Approval or Veto Rights", because the minority interest shareholders have certain approval or veto rights, up to December 31, 2003, the financial position and results of Dona Francisca have not been consolidated, but included as an investment accounted for using the equity method of accounting. As described in
Note 14 the Company has issued a guarantee of certain debt of Dona Francisca. In accordance with FIN 46-R the Company has concluded that as of January 10, 2003, the most recent date on which the Company would have been required to reconsider the consolidation of Dona Francisca if FIN 46-R would have been effective, Dona Francisca is a variable interest entity and that the Company is the primary beneficiary. Therefore, as from January 1, 2004, Dona Francisca Energetica S.A. has been consolidated. Total consolidated assets of Dona Francisca as of June 30, 2004 amount to $113.328 and would be available to creditors of Dona Francisca to satisfy the obligations of Dona Francisca. In addition to the amount of the investment in Dona Francisca amounting to $12.102 as of June 30, 2004 the Company may be required by creditors of Dona Francisca to honor up to $32,758 in the events of arrears by Dona Francisca.

                                   GERDAU S.A.
                     NOTES TO CONDENSED CONSOLIDATED INTERIM
                       FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
-------------------------------------------------------------------------------

3        Inventories

                                                                               June 30,
                                                                      ---------------------------   December 31,
                                                                          2004           2003           2003
                                                                      -------------   -----------   -------------
Finished products                                                       382,491         471,326        302,701
Work in process                                                         134,590         101,575        111,718
Raw materials                                                           191,359         116,640        171,038
Packaging and maintenance supplies                                      181,731         115,290        198,657
Advances to suppliers of materials                                       15,176           9,936         13,847
                                                                      -------------   -----------   -------------
                                                                        905,347         814,767        797,961
                                                                      =============   ===========   =============

4        Property, Plant and Equipment, Net

                                                                               June 30,
                                                                      ---------------------------   December 31,
                                                                          2004           2003           2003
                                                                      -------------   -----------   -------------
Buildings and improvements                                              944,720         897,969        913,625
Machinery and equipment                                               2,110,493       2,208,108      2,166,415
Vehicles                                                                 13,376          10,874         11,567
Furniture and fixtures                                                   38,768          55,082         23,602
Other                                                                   143,032         153,158        148,921
                                                                      -------------   -----------   -------------
                                                                      3,250,389       3,325,191      3,264,130
         Less: accumulated depreciation                              (1,328,526)     (1,227,115)    (1,385,604)
                                                                      -------------   -----------   -------------
                                                                      1,921,863       2,098,076      1,878,526
Land                                                                    191,583         153,926        219,887
Construction in progress                                                190,757         188,134        205,745
                                                                      -------------   -----------   -------------
         Total                                                        2,304,203       2,440,136      2,304,158
                                                                      =============   ===========   =============


As of June 30, 2004, machinery and equipment with a net book value of $132,192 was pledged as collateral for certain long-term debt.


5        Debt and Debentures

Short-term Debt

Short-term debt consists of working capital lines of credit and export advances with interest rates ranging from 1.41% p.a. to 11.13% p.a. for U.S. dollar denominated debt and with an interest rate of TJLP (taxa de juros de longo prazo
- a nominal interest rate) + 9.9% to + 12% p.a. for reais denominated debt. Advances received against export commitments are obtained from commercial banks with a commitment that the products be exported

                                   GERDAU S.A.
                     NOTES TO CONDENSED CONSOLIDATED INTERIM
                       FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
-------------------------------------------------------------------------------

LONG-TERM DEBT

Long-term debt consisted of the following:

                                                       Annual Interest
                                                           Rate % at              June 30,
                                                           June 30,        ---------------------       December
                                                             2004            2004          2003        31, 2003
                                                       -----------------   ----------   -------       -----------
LONG-TERM DEBT, EXCLUDING DEBENTURES, DENOMINATED IN
    BRAZILIAN REALS
Working capital                                                                 --        15,180         1,319
Financing for machinery                                TJLP + 9.09% to     221,706       205,283       208,651
                                                            9.52%
LONG-TERM DEBT, EXCLUDING DEBENTURES, DENOMINATED IN
    FOREIGN CURRENCIES
(a) Long-term debt of Gerdau, Gerdau Acominaa and
    Gerdau Aza S.A.
    Working capital (US$)                              3.03% to 11.13%      95,594       193,613       270,034
    Financing for machinery and others (US$)            3.44% to 6.24%     249,413       184,753       205,107
    Export Receivables Notes by Gerdau Acominas (US$)    7..32 1% and      232,940            --       104,971
                                                            7..37%
    Advances on exports (U5$)                           6.63% to 7.40%     242,473       135,705        63,842
    Working capital (Chilean pesos)                    Chilean banking
                                                         rate - TAB +
                                                        1.15%to 1.25%        6,072         9,302        10,367
    Financing for machinery (Chilean pesos)            Chilean banking
                                                         rate - TAB +
                                                        1.15%to 1.25%       13,720        23,867        20,212
(b) Long-term debt of Gerdau Aineristeel
    Senior notes, net of original issue discount           10 .375%        397,619       362,329       397,271
    (U5$)
    Senior Secured Credit Facility                      LIBOR + 2.0 to
      (Canadian dollar -Cdn$ and U5$)                       3.25%               36       158,382       135,027
    Industrial Revenue Bonds (US$)                      3.25% to 3.75%      27,400        36,795        27,400
    Other                                                                    7,429         8,505         7,138
                                                                         ----------    ---------    -----------
                                                                         1,494,402     1,333,714     1,451,339
Less:  current portion                                                    (263,814)     (375,803)     (318,910)
                                                                         ----------    ---------    -----------
Long-term debt, excluding debentures, less current portion               1,230,588       957,911     1,132,429
                                                                         ==========    =========    ===========


Long-term debt denominated in Brazilian reais is indexed for inflation using the TJLP - fixed by the Government on a quarterly basis.

On June 27, 2003, Gerdau Ameristeel refinanced its debt by issuing $405,000 aggregate principal 10 3/8% Senior Notes of which $35,000 were sold to a subsidiary of Gerdau. The notes mature July 15, 2011 and were issued at 98% of face value. Gerdau Ameristeel also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350,000. The borrowings under the Senior Secured Credit Facility are secured by Gerdau Ameristeel's inventory and accounts receivable. The proceeds were used to repay existing indebtedness.

On September 5, 2003, Gerdau Acominas concluded a private placement of the first tranche of Export Notes in the amount of $105,000. The Export Notes bear interest of 7.37% p.a., with final due date in July, 2010, and have quarterly payments starting October, 2005.

On June 3, 2004 Gerdau Acominas S.A. placed the second tranche for $128,000 of its Export Receivables Notes program. This second tranche was placed with a final maturity of 8 years (April 2012) and a coupon of 7.321% p.a. The notes have a quarterly amortization schedule starting in July 2006.

                                   GERDAU S.A.
                     NOTES TO CONDENSED CONSOLIDATED INTERIM
                       FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
-------------------------------------------------------------------------------

DEBENTURES

Debentures include six outstanding issuances of Gerdau and convertible debentures of Gerdau Ameristeel as follows:

                                                                                         June 30
                                                                                 ----------------------      December
                                                    Issuance       Maturity        2004          2003         31,2003
                                                    --------       --------      ---------     --------      ---------
 Third series                                          1982          2011         22,842        25,724          25,442
 Seventh series                                        1982          2012          7,539        12,505           7,486
 Eighth series                                         1982          2013         40,758        31,729          28,924
 Ninth series                                          1983          2014          1,096        18,837          10,358
 Eleventh series                                       1990          2020          6,832         6,761           6,662
 Thirteenth series                                     2001          2008            -         108,547               -
 Gerdau Ameristeel's convertible debentures            1997          2007         75,761        71,484          78,230

                                                                                  154,828       275,587        157,102

 Less debentures held by consolidated companies
 eliminated on consolidation                                                       (1,498)       (9,917)          (634)
                                                                               ------------  -----------   -------------
 Total                                                                            153,330       265,670        156,468

 Less:  current portion (presented under other in
 the
 consolidated balance sheet)                                                     (1,010)       (4,093)          (1,048)
                                                                               ------------  -----------   -------------
 Total debentures long-term                                                      152,320       261,577         155,420
                                                                               ============  ===========   =============


Debentures issued by Gerdau

Debentures are denominated in Brazilian reais and bear variable interest at a percentage of the CDI rate (Certificado de Deposito Interbancario, interbank interest rate). The annual average nominal interest rates were 18.60%, 22.55% and 23.15% as of June 30, 2004 and 2003 and December 31, 2003, respectively.

Debentures issued by Gerdau AmeriSteel Corp.

The unsecured subordinated convertible debentures issued by Gerdau AmeriSteel Corp. bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into Common Shares of Gerdau AmeriSteel Corp. at a conversion price of Cdn$26.25 per share.


6  COMMITMENTS AND CONTINGENCIES

The Company is party to claims with respect to certain taxes, contributions and labor. Management believes, based in part on advice from legal counsel, that the provision for contingencies is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings, and that the ultimate resolutions will not have a significant effect on the consolidated financial position as of June 30, 2004, although they may have a significant effect on results of future operations or cash flows.

The following table summarizes the contingencies and related judicial deposits:

                                   GERDAU S.A.
                     NOTES TO CONDENSED CONSOLIDATED INTERIM
                       FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
-------------------------------------------------------------------------------

                              Contingencies                             Judicial Deposits
                ----------------------------------------   -----------------------------------------
                          June 30,                                  June 30,
                ---------------------------   December 31, --------------------------   December 31,
   ClaimS            2004          2003          2003          2004           2003           2003
--------------  -------------  ------------   -----------  ------------  -----------    ------------
   Tax                120,487        84,809       89,424         91,148        32,962        62,140
   Labor               14,266         9,124       10,248          3,782         5,152         3,546
   Other                2,380         2,383        2,388            420             -           435
                 ------------  ------------  ------------  ------------  ------------  --------------
                      137,133        96,316      102,060         95,350        38,114        66,121
                 ============  ============  ============  ============  ============  ==============

The amounts presented below for contingencies, provisions and related judicial deposits are as for June 30, 2004.

PROBABLE LOSSES ON TAX MATTERS, FOR WHICH A PROVISION WAS RECORDED

o Of the total provision, $16,237 relates to a contingency for compulsory loans to Eletrobras, the government-owned energy company, the constitutionality of which is being questioned by the Company. In March 1995, the Federal Supreme Court judged the proceedings against the tax payers. In relation to the Company's proceedings, some are pending decision, but the outcomes are already foreseeable, taking into consideration prior decisions. The Company established a provision relating to "compulsory loans" taking into consideration that, although the payment to Eletrobras was made as a loan: (i) the reimbursement to the Company would be in the form of shares of Eletrobras, (ii) the conversion will be made based on the equity value of the shares, and (ii) based on the current available information, the shares of Eletrobras are valued at substantially less than the equity value.

o $2,220 related to the unconstitutionality of the Social Investment Fund ("Fundo de Investimento Social" --FINSOCIAL). Altough the Federal Supreme Court has confirmed the constitutionality of the collection of tax at the 0.5% rate, some proceedings are still pending judgment, most of them in the Superior Courts.

o $5,507 related to amounts for State Value Added Tax ("Imposto Sobre Circulacao de Mercadorias e Servicos" - ICMS), the majority of which is related to credit rights involving the Finance Secretary and the State Courts of First Instance in the state of Minas Gerais.

o $20,724 related to Social Contribution on Net Income ("Contribuicao Social Sobre o Lucro"). The amounts refer to challenges of the constitutionality of the contribution in 1989, 1990 and 1992. Some proceedings are pending decision, most of them in the Superior Courts. Of the provision, $18,462, fully deposited in court, refers to the offset of social contribution losses over the limit of 30% of taxable income by the subsidiary Gerdau Acominas S.A. The matter is the object of a court injunction in progress in the Federal Regional Court of the 1st Region.

o    $55,770 related to Corporte Income Tax ("Imposto Renda de Pessoa Juridica -
     IRPJ). Of the total provided, $ 49,337 was fully deposited in court, and relates to a lawsuit of the subsidiary Gerdau Acominas for the right to pay the IRPJ after full offset of tax losses, without complying with the limit of 30% of taxable income.

o $6,809 on contributions due to social security which correspond to suits for annulment by the Company with judicial deposits of virtually the whole amount involved, in progress in the Federal Court of First Instance in the state of Rio de Janeiro. The amount provided also refers to lawsuits questioning the position of the National Institute of Social Security ("Institutio Nacional da Seguridade Social" - INSS) in terms of charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Acominas, as well as on payments for services rendered by cooperatives. This provision also refers to several INSS assessments due to services contracted from third parties, in which the INSS accrued debts related to the last ten years and assessed Gerdau Acominas as jointly responsible. The assessments were challenged

                                   GERDAU S.A.
                     NOTES TO CONDENSED CONSOLIDATED INTERIM
                       FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
-------------------------------------------------------------------------------

     administratively and, if sustained, will be challenged in annulment proceedings, since the Company understand that the right to set up part of the credits had expired, and that, in any event, the Company is not responsible.

o    $991 refers to Labor Accident Insurance ("Seguro de Acidente do Trabalho" -
     SAT), which is being challenged by the Company and its subsidiary Gerdau Acominas in a anullment proceeding in the Federal Court of First Instance in the State of Rio de Janeiro.

o $650 related to contributions for the Social Integration Program ("Programa de Integracao Social" - PIS) and $2,232 related to Social Contribution on Revenues ("Contribuicao para o Financiamento da Seguridade Social" - COFINS), in connection with lawsuits questioning the constitutionality of Law 9,718 which changed the calculation basis of these contributions. These suits are in progress in the Federal Regional Court of the 2nd Region and the Federal Supreme Court.

o $378 related to a lawsuit brought by the subsidiary Gerdau Acominas regarding the Government Severance Indemnity Fund surcharges ("Fundo de Garantia por Tempo de Servico" - FGTS), which arose from the changes introduced by Complementary Law 110/01. Currently, the corresponding court injunction is awaiting the judgment of the extraordinary appeal filed by the Company. The provided amount is fully deposited in court.

o $5,686 related to the Emergency Capacity Charge ("Encargo de Capacidade Emergencial" - ECE), as well as $2,921 related to the Extraordinary Tariff Recompposition ("Recomposicao Tarifaria Extraordinaria - RTE), which are charges included in the electric energy bills of the Company's plants. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of Pernambuco, Ceara, Minas Gerais, Rio de Janeiro, Sao Paulo, Parana and Rio Grande do Sul, as well as in the Federal Regional Courts of the 1st and 2nd Regions. The Company has fully deposited in court the amount of the disputed charges.

o $362 related to other processes of a tax nature, most of which is deposited in court.

POSSIBLE LOSSES ON TAX MATTERS FOR WHICH NO PROVISION WAS RECORDED

There are other contingent tax liabilities, for which the probability of losses are possible and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

o The Company is defendant in debt foreclosures filed by the State of Minas Gerais to demand ICMS credits arising mainly from the sales of products to commercial exporters. The total amount of the processes is $10,268. The Company did not set up a provision for contingency in relation to these processes, since it considers this tax undue, because products for export are exempted from ICMS.

o The Company and its subsidiary Gerdau Acominas are defendants in tax foreclosures filed by the state of Minas Gerais, which demand ICMS credits on the export of semi-finished manufactured products. The total amount demanded is $61,868. The Company did not set up a provision for contingency in relation to these processes since it considers the tax undue, because the products do not fit in the definition of semi-finished manufactured products defined by the federal complementary law and, therefore, are not subject to ICMS.

o The Federal Revenue Secretariat claims an amount of $17,623 related to transactions carried out by the subsidiary Gerdau Acominas under the drawback concession granted by DECEX (Foreign Trade Department) which would not be in conformity with the legislation. Gerdau Acominas filed a preliminary administrative defense of the legality of the arrangement, which is pending judgement. Since the tax credit has not been definitely set up, and considering that the arrangement that generated the mentioned demand conforms with the assumptions required for the drawback concession, and also that the concession was granted after analysis by the legal administrative authority, Gerdau Acominas considers an unfavorable outcome to be remote and, for this reason, did not set up a provision for the contingency.

UNRECOGNIZED CONTINGENT TAX ASSETS

Management believes the realization of certain contingent assets is possible. However, no amount has been recognized for these contingent tax assets that would only be recognized upon final realization of the gain:

o Among them is a court-order debt security issued in 1999 in favour of the Company by the state of Rio de Janeiro in the amount of $8,553 arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program- PRODI. Due to the default by the State of Rio de Janeiro and the non-regulation of the Constitutional Amendment 30/00, which granted the government a ten-year moratorium for the payment of securities issued to cover court-order debt not related to food, there is no expectation of realization of this credit in 2004.

o The Company has filed several ordinary proceedings related to the correction of the PIS calculation basis under Complementary Law 07/70, due to the declarations of unconstitutionality of Decree Laws 2445/88 and 2449/88. The Company expects to recover the taxes unduly paid. The Company believes that the amount under discussion totals $55,701.

o Due to prior favorable decisions by the Courts, the Company and its subsidiary Gerdau Acominas expect to recover IPI premium credits. Gerdau S.A. has filed administrative appeals, which are pending judgement. With regard to the subsidiary Gerdau Acominas S.A., the claims were filed directly to the courts and are pending decision. The Company estimates a credit in the amount of $126,791.

LABOR CONTINGENCIES

The Company is also defending labor proceedings, for which there is a provision as of June 30, 2004 of $14,266. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, health and risk premiums, among others. The balances of deposits in court related to labor contingencies, at June 30, 2004, totaled $3,782.

OTHER CONTINGENCIES

The Company is also defending in court civil proceedings arising from the normal course of its operations and has accrued $2,380 for these claims. Escrow deposits related to these contingencies, at June 30, 2004, amount to $420. Other contingent liabilities with remote or possible chances of loss, involving uncertainties as its occurrence, and therefore, not included in the provision for contingencies, are comprised by:

o An antitrust process involving Gerdau S.A. related to the representation of two civil construction syndicates in the state of Sao Paulo that alleged that Gerdau S.A. and other long steel producers in Brazil divide customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law -("Secretaria de Direito Economico"- SDE) and based on public hearings, the SDE is of the opinion was that a cartel exists. This conclusion was also supported by an earlier opinion of the Secretariat for Economic Monitoring ("Secretaria de Acompanhamento Economico" - SEAE). The process is pending evaluation by the Administrative Council for Economic Defense -("Conselho Administrativo de Defesa Economica" - CADE), which will decide the matter.

     Gerdau S.A. denies having engaged in any type of anti-competitive behavior and understands, based on information available, including the opinion of its legal advisors that the administrative process until now includes many irregularities, some of which are impossible to resolve.

                                   GERDAU S.A.
                     NOTES TO CONDENSED CONSOLIDATED INTERIM
                       FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
-------------------------------------------------------------------------------

     The investigations of SDE did not complied with the legal due process and representatives of this agency oriented some of the witnesses that testified in the process. In addition, the SDE report opinion was issued before Gerdau S.A. had a chance to reply to the closing arguments, which indicates that there was a bias in the judgement made by the SDE. The same applies to the SEAE report, which does not analyze the economic issues and is based exclusively on the witnesses' testimony.

     The mentioned irregularities also include non-compliance with the related constitutional provisions and will affect the decision in the administrative system, based on the conclusions presented by antitrust authorities until now. Gerdau S.A. has been pointed out and tried to defeat all these irregularities in the administrative process. Gerdau S.A. believes in a favorable outcome to this process, if not in the administrative system, possibly in the judicial system.

     Due to the facts exposed above, no provision was set up for this case. According to Brazilian legislation, fines up to 30% of gross sales revenue in the prior fiscal years may be applied against the Company and, if the personal responsibility of an executive is proven, such executive may be penalized by 10% to 50% of the fine applied to the Company. There are no precedents in the country for fines exceeding 4%. In a similar case involving flat steel companies, the fine was 1%.

o There is a civil lawsuit filed against Gerdau Acominas S.A., regarding the termination of a contract for the supply of slag and indemnities for losses and damages. The amount of the claim, at June 30, 2004, was approximately $11,911. Gerdau Acominas S.A. contested all bases for the lawsuit and filed a counterclaim for the termination of the contract and indemnity for breach of contract. The judge declared the contract to be terminated, since such demand was common to both parties. With regards to the remaining discussion, the judge understood that both parties were at fault and judged unfounded the requests for indemnity. This decision was maintained by the Court of Civil Appeals of the state of Minas Gerais, and is based on expert evidence and and interpretation of the contract. The process is now with the High Court of Justice, for the judgement of the appeal. Gerdau Acominas S.A. believes that a loss from the case is remote, since it understands that a change in the judgement is unlikely.

INSURANCE CLAIM

A civil lawsuit filed by Sul America Cia Nacional de Seguros on August 4, 2003 against Gerdau Acominas S.A. and Banco Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of $11,064, to settle and indemnity claim, which was deposited in court. The insurer pleads uncertainty in relation to whom payment should be made and alleges that the Company is resisting in receiving and settling it. The lawsuit was contested by both the bank (which claimed having no right over the amount deposited, solving the question raised by Sul America) and the Company (which claimed inexistence of uncertainty and justification to refuse the payment, since the amount owed by Sul America is higher than stated). After this pleading, Sul America claimed fault in the bank's representation, and the lawsuit is in its initial stage. Based on the opinion of its legal advisors, the Company expects a loss to be remote and that the sentence will declare the amount due within the amount stated in the pleading.

Also, Gerdau Acominas S.A. filed, prior to the above-mentioned lawsuit, a lawsuit for the collection of the amount recognized by the insurance companies. The lawsuit is pending. The Company expects a favorable outcome in this lawsuit.

The civil lawsuits arise from the accident on March 23, 2002 with the blast furnace regenerators of the Presidente Arthur Bernardes mill, which resulted in stoppage of several activities, material damages to the steel mill equipment of the mill and loss of profits. The equipment, as well as loss of profits arising from the accident was covered by an insurance policy. The report on the event, as well as the loss claim was filed with IRB - Brasil Resseguros S.A., and the Company received an advance of $ 19,952 during 2002.

In 2002, a preliminary estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately $35,398, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill and on the expenses incurred to recover the equipment temporarily. This estimate is close to the amount of the advance received, plus the amount proposed by the insurance company as a complement for settling the indemnity. Subsequently, new amounts were added to the discussion, as demonstrated in the Company's appeal, although they were not accounted for.

Based on the opinion of its legal advisors, Management considers that losses from other contingencies are remote, and that eventual losses would not have a material adverse effect on the consolidated results of operations, consolidated financial position of the Company or its future cash flows.

7  SHAREHOLDERS' EQUITY

7.1  SHARE CAPITAL

As of June 30, 2004, 102,936,448 shares of Common stock and 193,771,574 shares of Preferred stock are issued. The share capital of the Company is comprised of Common shares and Preferred shares, all without par value. The authorized capital of the Company is comprised of 240,000,000 Common shares and 480,000,000 Preferred shares. Only the Common shares are entitled to vote. Under the Company's By-laws, specific rights are assured to the non-voting Preferred shares. There are no redemption provisions associated with the Preferred shares. The Preferred shares have preferences in respect of the proceeds on liquidation of the Company.

At a meeting of shareholders held on April 30, 2003, shareholders approved a bonus to both common and preferred shareholders of 3 shares per 10 shares held. The bonus resulted in the issuance of 34,235,541,169 new shares (11,877,282,535 Common shares and 22,358,258,634 Preferred shares). At the same meeting, a reverse stock split of 1 share for each 1,000 shares held (after taking into consideration the above mentioned bonus) was approved.

At a meeting held on November 17, 2003, the Board of Directors of the Company authorized the acquisition of shares of the Company. The shares held in treasury will be sold in the capital market or cancelled.

The shareholders meeting held on April 29, 2004 approved a bonus to both common and preferred shareholders of 1 share per share held which resulted in the issuance of 148,354,011 new shares (51,468,224 Common shares and 96,885,787 Preferred shares).

At June 30, 2004, the Company held in treasury 1,573,200 preferred shares at a value of $15,256 (December 31, 2003 - 690,000 preferred shares at a value of $5,920).

7.2      DIVIDENDS

At March 30, 2004 and June 30, 2004, interest on equity was credited to shareholders in the amount of $ 32,326 and $34,191, respectively, as advance against the minimum mandatory annual dividend. At June 30, 2004 the Board of Directors approved to credit the shareholders interim dividends of $27,543. Both the interim dividends and interest on equity will be paid on August 17, 2004.

Brazilian corporations are permitted to distribute interest on equity, similar to a dividend distribution, which is deductible for income tax purposes. The amount payable may not exceed 50% of the greater of net income for the year or retained earnings, as measured under Brazilian Corporate Law. It also may not exceed the product of the Taxa de Juros Longo Prazo ("TJLP") (long-term interest rate) and the balance of shareholders' equity, as measured under Brazilian Corporate Law.

                                   GERDAU S.A.
                     NOTES TO CONDENSED CONSOLIDATED INTERIM
                       FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
-------------------------------------------------------------------------------

Payment of interest on equity is beneficial to the Company when compared to making a dividend payment, since it deducts a charge for income purposes. The related tax benefit is recorded in the consolidated statement of income. Income tax is withheld from the stockholders relative to interest on equity at the rate of 15.

8  EARNINGS PER SHARE (EPS)

Pursuant to SFAS No. 128, "Earnings per Share" the following tables reconciles net income to the amounts used to calculate basic and diluted EPS. All computations of EPS presented below have been retroactively adjusted to reflect a stock bonus of 1 share per each share hold approved by the shareholders on April 29, 2004.

Basic
                                    Six-month Period Ended June 30, 2004      Six-month Period Ended June 30, 2003
                                    -------------------------------------     ------------------------------------
                                        Common       Preferred       Total       Common      Preferred     Total
                                     ------------      --------      -------     ---------    ---------   -------
                                     (in thousands, except per share data)    (in thousands, except per share data)
BASIC NUMERATOR
Dividends (interest on equity)
   declared                               32,806         61,254       94,060       13,768        25,916    39,684
Allocated undistributed earnings         109,176        204,090      313,266       73,296       137,974   211,270
                                     ------------      --------      -------     ---------    ---------   -------
Allocated net income available
to  Common and Preferred shareholders    141,982        265.344      407,326       87,064       163,890   250,954
                                     ============      ========      =======     =========    =========   =======

BASIC DENOMINATOR
Weighted-average outstanding shares,
   considering the average treasury
   shares and after giving, at
   June 30, 2003, retroactive effete
   to the stock bonus (Note 7 1)     102,936,448    192,373,488               102,936,448   193,771,574
                                     ============   ===========               ===========   ===========
Earnings per share (in US$)--
Basic                                       1.38           1.38                      0.85          0.85
                                     ============   ===========               ===========   ===========

                                    Three-month Period Ended June 30, 2004     Three-month Period Ended June 30, 2003
                                    --------------------------------------     --------------------------------------
                                        Common       Preferred       Total       Common      Preferred     Total
                                     ------------      --------      -------     ---------    ---------   -------
                                     (in thousands, except per share data)    (in thousands, except per share data)
BASIC NUMERATOR
Dividends (interest on equity)
   declared                               21,531         40,203       61,734        6,093        11,469    17,562
Allocated undistributed earnings          78,689        146,924      225,613       42,125        79,297   121,422
                                     ------------      --------      -------     ---------    ---------   -------
Allocated net income available to
   Common and Preferred shareholders     100,220        187,127      287,347       48,218        90,766   138,984
                                     ============      ========      =======     =========    =========   =======

BASIC DENOMINATOR
Weighted-average outstanding shares,
   considering the average treasury
   shares and after giving, at
   June 30, 2003, retroactive effete
   to the stock bonus (Note 7.1)      102,936,448   192,198,374               102,936,448   193,771,574
                                     ============   ===========               ===========   ===========
Earnings per share (in US$)-- Basic          0.97           0.97                      0.47          0.47
                                     ============   ===========               ===========   ===========

                                   GERDAU S.A.
                     NOTES TO CONDENSED CONSOLIDATED INTERIM
                       FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
-------------------------------------------------------------------------------

DILUTED
                                                            Three-month Period Ended      Six-month Period Ended
                                                                    June 30,                     June 30,
                                                           -------------------------      -----------------------
                                                               2004          2003           2004          2003
                                                          ------------   -----------   -------------  -----------
Diluted Numerator
Allocated Net Income Available to Common
and Preferred Shareholders

Net income allocated to preferred shareholders                187,127         90,766       265,344        163,890
Add:
Adjustment to net income allocated to preferred
   Shareholders in respect to the potential
   increase in number of preferred shares outstanding,
   as a result of options granted to acquire stock
   of Gerdau                                                      277              8           394             14
                                                          ------------   -----------   -------------  -----------
                                                              187,404         90,774       265,738        163,904
                                                          ============   ===========   =============  ===========
Net income allocated to common shareholders                   100,220         48,218       141,982         87,064
Less:
Adjustment to net income allocated to common
   shareholders in respect to the potential
   increase in number of preferred shares
   outstanding, as a result of option granted
   to acquire stock of Gerdau                                   (277)            (8)         (394)           (14)
                                                          ------------   -----------   -------------  -----------
                                                               99,943         48,210       141,588         87,050
                                                          ============   ===========   =============  ===========
Diluted Denominator
Weighted - Average Number of Shares Outstanding
Common Shares                                             102,936,448    102,936,448   102,936,448    102,936,448
Preferred Shares
   Weighted-average number of preferred shares
     Outstanding                                          192,198,374    193,771,574   192,373,488    193,771,574
   Potential increase in number of preferred shares
     outstanding in respect of stock option plan              819,696         45,416       821,784         45,416
                                                          ------------   -----------   -------------  -----------
   Total                                                  193,018,070    193,816,990   193,195,272    193,816,990
                                                          ============   ===========   =============  ===========

Earnings per share-- Diluted (Common and Preferred Shares)       0.97           0.47          1.38           0.85
                                                          ============   ===========   =============  ===========

9        DERIVATIVE INSTRUMENTS

The use of derivatives by the Company is limited. Derivative instruments are used to manage clearly identifiable foreign exchange and interest rate risks arising out of the normal course of business.

GERDAU AND GERDAU ACOMINAS

As part of its normal business operations Gerdau and Gerdau Acominas obtained U.S. dollar denominated debt generally at fixed rates and are exposed to market risk from changes in foreign exchange and interest rates. Changes in the rate of the Brazilian real against the U.S. dollar expose Gerdau and Gerdau Acominas to foreign exchange gains and losses which are recognized in the statement of income and also to changes in the amount of Brazilian reais necessary to pay such U.S. dollar denominated debt. Changes in interest rates on its fixed rate debt expose Gerdau and Acominas to changes in fair value on its debt. In order to manage such risks Gerdau and Acominas enter into derivative instruments, primarily cross-currency interest rate swap contracts. Under the swap contracts Gerdau and Gerdau Acominas have the right to receive on maturity United States dollars plus accrued interest at a fixed rate and have the obligation to pay Brazilian reais at a variable rate based on the CDI rate.

                                   GERDAU S.A.
                     NOTES TO CONDENSED CONSOLIDATED INTERIM
                       FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
-------------------------------------------------------------------------------

Although such instruments mitigate the foreign exchange and interest rate risks, they do not necessarily eliminate them. The Company generally does not hold financial instruments for trading purposes.

All swaps entered into have been recorded at fair value and realized and unrealized losses are presented in financial expenses in the consolidated statement of income.

The notional amount of such cross-currency interest rate swaps amounts to $204,452 ($544,730 as of June 30, 2003 and $459,684 as of December 31, 2003) and
mature between July 2004 and March 2006 (July 2003 and March 2006 as of June 30, 2003 and January 2004 and March 2006 as of December 31, 2003) with Brazilian reais interest payable which varies between 85.50% and 105.00% of CDI (between 2.97% and 105.00% of CDI as of June 30, 2003 and between 71.60% and 105.00% of
CDI as of December 31, 2003). Unrealized gains on swaps outstanding as of June 30, 2004 amounts to $ 227 ($17,146 as of June 30, 2003 and $9,685 as of December 31, 2003) and unrealized losses amount to $5,640 ($42,718 as of June 30, 2003 and $40,938 as of December 31, 2003).

GERDAU AMERISTEEL CORPORATION

In order to reduce its exposure to changes in the fair value of its Senior Notes, Gerdau Ameristeel entered into interest rate swaps subsequent to the June 2003 refinancing. The agreements have a notional value of $200 million and expiration dates of July 15, 2011. The Company receives a fixed interest rate and pays a variable interest rate based on LIBOR.

10  SEGMENT INFORMATION

There are no significant inter-segment sales transactions and operating income consists of net sales less cost of sales, operating costs and expenses. The identifiable assets are trade accounts receivable, inventories and property, plant and equipment.

The following segments correspond to the business units for which the Executive Committee manages its operations:


                                                         Six-month Period Ended June 30, 2004
                             ----------------------------------------------------------------------------------------------
                                                                                                                  Total as
                                                                                                Adjustments         Per
                                             Acominas       South      North                        and          Financial
                             Long Brazil   Ouro Branco     America      America       Total     Reconciliations  Statements
                             ------------ -------------- ------------ ------------ ----------- -----------------------------
Net sales                       1,192,916       398,112       111,742   1,478,382    3,181,152      (73,507)     3,107,645


Operating income                  345,061       126,181        38,123     220,733      730,098      (29,979)       700,119

Capital expenditures               52,622        68,185         4,574      27,172      152,553       (1,469)       151,084

Depreciation and                   41,225        49,995         4,705      42,335      138,260       (5,858)       132.402
amortization

Identifiable assets             1,441,301     1,107.027        99,367   1,462,039    4,209,734     (305,960)     3,903,774


                                   GERDAU S.A.
                     NOTES TO CONDENSED CONSOLIDATED INTERIM
                       FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
-------------------------------------------------------------------------------

                                                         Six-month Period Ended June 30, 2003
                             ------------------------------------------------------------------------------------------------
                                                                                                                   Total as
                                                                                                 Adjustments         Per
                                             Acominas                                               and           Financial
                               Long Brazil   Ouro Branco      South        North        Total    Reconciliations   Statements
                               ------------ -------------- ------------ ------------ ----------- --------------- --------------
        Net sales                  979,506      344,863         60,825    924,703       2,309,897     (233,821)     2,076,076

        Operating income           204,470       99,933         17,469      5,185         327,057         4,732       331,789

        Capital expenditures        57,884       60,298          6.283     26,429         150,894       (4,730)       146,164

        Depreciation and            26,977       20,128          3,466     39,610          90,181         6,597        96,778
        amortization

        Identifiable assets      1,113,758    1,209,435        164,111  1,485,602       3,972,906     (254,699)     3,718,207



                                                         Three-month Period Ended June 30, 2004
                             ----------------------------------------------------------------------------------------------
                                                                                                                   Total as
                                                                                                 Adjustments         Per
                                             Acominas       South       North                        and          Financial
                             Long Brazil   Ouro Branco     America      America       Total     Reconciliations  Statements
                             ------------ -------------- ------------ ------------ ----------- ---------------- -------------

        Net sales                   733,853      167,401       57,590    781,281     1,740,133         (47,829)     1,692,304

        Operating income            208,816       83,803       19,932    171,773       484,324         (14,060)       470,264

        Capital expenditures         16,957       53,894        2,023      3,900        76,774            9,040        85,814

        Depreciation and             21,421       34,035        2,402     2t,l69        79,027          (7,634)        71,393
        amortization

        Identifiable assets       1,441,301    1,107,027      199,367  1,462,039     4,209,734        (305,960)     3,903,774




                                                         Three-month Period Ended June 30, 2003
                             ----------------------------------------------------------------------------------------------
                                                                                                                  Total as
                                                                                                Adjustments         Per
                                             Acominas                                               and          Financial
                             Long Brazil   Ouro Branco      South        North                  Reconciliations  Statements
                             ------------ -------------- ------------ ------------ ----------- -----------------------------
        Net sales                499,787         176,037     31,284     479,125      1,186,233      (56,925)      1,129,308

        Operating income         109,890          40,104      8,905      10,357        169,256        18,252         87,508

        Capital expenditures      40,786          21,252      4,724       4,348         71,110         (864)         70,246

        Depreciation and          21,476           2,980      1,650       9,828         45,934         4,538         50,472
        amortization

        Identifiable assets    1,113,758       1,209,435    164,111   1,485,602      3,972,906     (254,699)      3,718,207



                                                         Year-end December 31, 2003
                             ----------------------------------------------------------------------------------------------
                                                                                                                   Total as
                                                                                                 Adjustments         Per
                                             Acominas       South       North                        and          Financial
                             Long Brazil   Ouro Branco     America      America       Total     Reconciliations  Statements
                             ------------ -------------- ------------ ------------ ----------- ---------------- -------------

        Identifiable assets    1,143,326       1,070,552    197,881   1,479,110      3,890,869     (322,893)      3,567,976

        Capital expenditures     103,243         115,643      7,702      57,041        283,629        14,126        297,755



The segment information above has been prepared under Brazilian GAAP and consistent with that presented at the year end financial statements. Corporate activities performed for the benefit of the Group as a whole are not separately presented and are included as part of the information Long Brazil. The information presented above has been translated from Brazilian reais (the currency on which financial information is presented to the Gerdau Executive Committee) into United States dollars. Net sales, operating income, capital expenditures and depreciation and amortization have been translated using average exchange rates for the period while identifiable assets have been translated at the period-end exchange rate.

Geographic information about the Company presented on the same basis as the segment information above is as follows:

                                   GERDAU S.A.
                     NOTES TO CONDENSED CONSOLIDATED INTERIM
                       FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
-------------------------------------------------------------------------------

                                                  Six-month period ended June 30, 2004
                         ---------------------------------------------------------------------------------------
                                           South
                                          America                                    Adjustments    Total as per
                                          (except                                        and          financial
                           Brazil         Brazil      North America      Total      Reconciliation   statements
                         ------------ -------------- -------------- -------------- --------------- -------------
Netsales                    1,591,028        111,742      1,478,382      3,181,152        (73,507)     3,107,645

Operating income              471,242         38,123        220,733        730,098        (29,979)       700,119

Identifiable assets         2,548,328        199,367      1,462,039      4,209,734       (305,960)     3,903,774

long lived assets           1,443,189        138,949        856,594      2,438,732       (134,529)     2,304,203

                                                  Six-month period ended June 30, 2003
                         ---------------------------------------------------------------------------------------
                                           South
                                          America                                    Adjustments    Total as per
                                          (except                                        and          financial
                           Brazil         Brazil      North America      Total      Reconciliation   statements
                         ------------ -------------- -------------- -------------- --------------- -------------

Nel sales                   1,324,369         60,825        924,703     2,309,897       (233,821)      2,076,076

Operating income              304,403         17,469          5,185       327,057           4,732        331,789

Identifiableassets          2,323,193        164,111      1,485,602     3,972,906       (254,699)      3,718,207

long lived assets           1,611,625        126,762        882,227     2,620,614       (180,478)      2,440,136


                                                  Three-month period ended June 30, 2004
                         ---------------------------------------------------------------------------------------
                                           South
                                          America                                    Adjustments    Total as per
                                          (except                                        and          financial
                           Brazil         Brazil      North America      Total      Reconciliation   statements
                         ------------ -------------- -------------- -------------- --------------- -------------

Nel sales                    901,253          57,598        781,281     1,740,132        (47,828)      1,692,304

Operating income             292,618          19,932        171,773       484,323        (14,059)        470,264

Idenlifiable assets        2,548,328         199,367      1,462,039     4,209,734       (305,960)      3,903,774

long lived assels          1,443,189         138,949        856,594     2,438,732       (134,529)      2,304,203


                                                  Three-month period ended June 30, 2003
                         ---------------------------------------------------------------------------------------
                                           South
                                          America                                    Adjustments    Total as per
                                          (except                                        and          financial
                           Brazil         Brazil      North America      Total      Reconciliation   statements
                         ------------ -------------- -------------- -------------- --------------- -------------

Net sales                    675,824          31,284        479,125     1,186,233        (56.925)      1,129,308

Operating income             149,994           8,905         10,357       169,256          18,252        187,508

Identifiable assets        2,323,193         164,111      1,485,602     3,972,906       (254,699)      3,718,207

long lived assets          1,611,625         126,762        882,227     2,620,614       (180,478)      2,440,136

                                   GERDAU S.A.
                     NOTES TO CONDENSED CONSOLIDATED INTERIM
                       FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
-------------------------------------------------------------------------------

11       INCOME TAX RECONCILIATION

A reconciliation of the income taxes in the statement of income to the income taxes calculated at the Brazilian statutory rates follows:


                                                         Three-month Period Ended        Six-month Period Ended
                                                                  June 30                       June 30
                                                        ----------------------------    --------------------------
                                                             2004            2003           2004           2003
                                                        ------------ ---------------    ----------- --------------
Net income before taxes and minority interest               451,755         122,467        635.719        266,777
Brazilian composite statutory income tax rate                   34%             34%            34%            34%
                                                        ------------ ---------------    ----------- --------------
Income tax at Brazilian income tax rate                     153,596          41,639        216,144         90,704

Permanent differences:
Foreign income having different statutory rates             (7,317)         (5,836)        (8,202)        (9,089)
Non-taxable income net of non-deductible expenses             1,096           3,507        (2,745)          1,344
Reversal of valuation allowance                                   -        (69,916)              -       (81,175)
Benefit of deductible interest on equity paid to           (10,982)         (5,971)       (22,785)       (13,492)
shareholders
   Other, net                                              (18,344)         (2,890)       (14,527)        (7,371)
                                                        ------------ ---------------    ----------- --------------
Income tax expense (benefit)                                118,049        (39,467)        167,885       (19,079)
                                                        ============ ===============    =========== ==============


12       PENSION PLANS

Gerdau and other related companies in the Conglomerate co-sponsor contributory pension plans (the "Brazilian Plans") covering substantially all employees based in Brazil. The Brazilian Plans consists of a plan for the employees of Gerdau and its subsidiaries ("Gerdau Plan") and one plan for the employees of Gerdau Acominas and its subsidiaries ("Gerdau Acominas Plan"). The Brazilian Plans are mainly defined benefit plans with certain limited defined contributions. Additionally, the Company's Canadian and American subsidiaries, including Gerdau Ameristeel, sponsor defined benefit plans (the "North American Plans") covering the majority of their employees. Contributions to the Brazilian Plans and the North American Plans are based on actuarially determined amounts.

The subsidiaries in North America currently provide specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan.

The following tables summarize the pension benefits cost and postretirement medical benefit cost included in the Company's consolidated statements of financial position:

BRAZIL PLANS

                                                       Three-month Period          Six-month Period Ended
                                                          Ended June 30                    June 30
                                                     ------------------------------------------------------
                                                         2004          2003           2004            2004
                                                     ------------  -----------    ------------   ----------
      COMPONENTS OF NET PERIODIC BENEFIT COST
      Service cost                                       1,643        1,385           3,370           2,569
      Interest cost                                      5,367        4,138          11,011           7,676
      Expected return on plan assets                   (8,537)      (5,596)        (17,516)        (10,380)
      Amortization of transition obligation              (122)           47           (250)              87
      Amortization of prior service cost                   119          122             244             226
      Recognized actuarial gain                          (696)        (562)         (1,428)         (1,042)
      Employees contributions                            (360)        (299)           (738)           (555)
                                                     ------------  -----------    ------------   ----------
      Net periodic benefit                             (2,586)        (765)         (5,307)         (1,419)
                                                     ============  ===========    ============   ==========

NORTH AMERICA PLANS

PENSION PLAN

                                                       Three-month Period          Six-month Period Ended
                                                          Ended June 30                    June 30
                                                     ------------------------------------------------------
                                                         2004          2003           2004            2003
                                                     ------------  -----------    ------------   ----------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                          2,454            2,007           4,908         4,014
Interest cost                                         5,593            5,208          11,186        10,416
Expected return on plan assets                      (5,239)          (4,626)        (10,478)       (9,252)
Amortization of transition obligation                    43               41              86            82
Amortization of prior service cost                       72              115             144           230
Recognized actuarial gain                               582              239           1,164           478
Settlement loss                                           -               35               -             -
                                                     ------------  -----------    ------------   ----------
Net periodic cost                                     3,505            3,019           7,010         5,968
                                                     ============  ===========    ============   ==========

OTHER BENEFITS

                                                       Three-month Period          Six-month Period Ended
                                                          Ended June 30                    June 30
                                                     ------------------------------------------------------
                                                         2004          2003          2004            2003
                                                     ------------  -----------    ------------   ----------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                             232             220             464             440
Interest cost                                            546             562           1,092           1,124
Amortization of prior service cost                      (53)               -           (106)               -
Recognized actuarial gain                                  7               -              14               -
                                                     ------------  -----------    ------------   ----------
Net periodic cost                                        732             782           1,464           1,564
                                                     ------------  -----------    ------------   ----------

13       ACQUISITIONS

13.1 ASSETS AND LIABILITIES OF POTTER FORM & TIE CO.

In March 2004, the Company concluded the acquisition of certain assets and assumed certain liabilities of Potter Form & Tie co., a leading supplier for fabricated rebar and concrete construction supplies for the concrete construction industry in the Midwest of United States, for approximately $11.100. The transaction was accounted for as a business combination.

13.2 MARGUSA

On November 18, 2003, the Company exchanged certain forestry holdings in exchange for 1,776,638 newly issued shares of Maranhao Gusa S.A. ("Margusa"), a producer of pig iron obtaining a 17% interest in total and in voting interest in Margusa. On December 2, 2003, the Company signed a purchase agreement to buy the remaining shares of Margusa for $18,000. The cash portion is payable in 8 installments with the first paid on December 2003 and the remaining 7 installments payable during 2004. As at December 31, 2003, the Company recorded the investment in Margusa at cost ($16,300) represented by a cash payment of $2,234 (corresponding to the first installment of the eight due at the year-end exchange rate) and the value of the forestry holdings transferred to Margusa of $14,066.

Control was transferred to the Company on January 5, 2004 which is considered the acquisition date for accounting purposes. As from that date, the financial statement of Margusa have been consolidated. The purchase price was finally reduced to $16,337 as a result of the contractually agreed adjustments.

                                   GERDAU S.A.
                     NOTES TO CONDENSED CONSOLIDATED INTERIM
                       FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
-------------------------------------------------------------------------------

The transaction was accounted for as a business combination and resulted in unallocated goodwill and intangible assets of $ 11,692. Management believes that goodwill arising from the transaction is attributable to future results which are expected as result of the integration of this operation with the other existing plants.

The Company retained an independent appraiser to perform a detailed fair value valuation of Margusa's assets and liabilities. This valuation is expected to be completed prior to December 31, 2004. Therefore, intangible assets and goodwill in the amount of $11,692 remain unallocated at June 30, 2004. This amount might be reallocated to other tangible or intangible assets once the appraiser's valuation of assets and liabilities is complete.

13.3 GERDAU AMERISTEEL

On April 14, 2004, the Company issued 26,800,000 common shares of Gerdau Ameristeel . The price has been set at Cnd$4.90 per share ($3.64 at the exchange rate on the date of the transaction), the closing price of the Company's common shares on the Toronto Stock Exchange on March 31, 2004.

All the shares were acquired by the Company for a total purchase price of $97,771 and as a result of the transaction the Company increased its interest in Gerdau Ameristeel from 68.59% to 72.34%. The transaction was accounted as a step acquisition and purchase price has been allocated to assets acquired and liabilities assumed. No goodwill resulted from the purchase price allocation.


14       GUARANTEE OF INDEBTEDNESS

(a) Gerdau has provided a surety to Dona Francisca Energetica S.A., in financing contracts which amount to R$ 101,796 thousand (equivalent of $32,758 at period-end exchange rate), corresponding to 51.82% of the debt of Dona Francisca Energetica. This guarantee was established before December 2002, and, therefore, is not covered by the accounting requirements of FASB Interpretation No. 45 ("FIN 45"). The guarantee may be executed by lenders in the event of default by Dona Francisca Energetica S.A.

(b) During the first quarter of 2004 Gerdau Ameristeel, a Company's subsidiary, obtained $20.000 and $5,000 loans from a Brazilian bank which carry interest at 2.6525% p.a. Both loans mature on February 2005 and are guaranteed by Gerdau.

     Also, Gerdau is the guarantor on Euro Commercial Paper of its subsidiary GTL Trade Finance Inc., in the amount of $100,000 and loans of its subsidiary GTL Financial Corp in the amount of $5,000.

     As the guarantees above are between a parent company (the Company) and its subsidiaries (Gerdau Ameristeel, GTL Trade Finance Inc. and GTL Financial
     Corp) it is not subject to the recognition provisions under FIN 45. These guarantees may be executed upon failure by the subsidiaries of satisfying their financial obligation.

(c) Gerdau Acominas S.A. provides guarantees to Banco Gerdau S.A. that finance sales to selected customers. These sales are recognized at the time the products are delivered. Under the vendor program, the Company is the secondary obligor to the bank. At June 30, 2004 customer guarantees provided by the company totaled $19,288. Since Banco Gerdau S.A. and Gerdau Acominas S.A. are under the common control of MG this guarantee is not covered by the requirements of FASB Interpretation No 45 ("FIN 45").

                                   GERDAU S.A.
                     NOTES TO CONDENSED CONSOLIDATED INTERIM
                       FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
-------------------------------------------------------------------------------


15       SUBSEQUENT EVENT

On July 31, 2004, the Board of Directors approved to credit to the shareholders interest on equity as an advance against the third quarter dividend. The interest on equity will be calculated and credited based on the shares outstanding on August 13, 2004 (R$ 0.46 per share, equivalents to $0.15 per share at period-end exchange rate). Payment will occur on November 17, 2004 and will be an advance against the annual minimum dividend.


                                      * * *